                                 SCHEDULE 14A
                                (RULE 14A-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                           SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:
[ ] Preliminary Proxy Statement             [_] Confidential, For Use of the
[_] Definitive Proxy Statement                  Commission Only (as permitted
[_] Definitive Additional Materials             by Rule 14a-6(e)(2))
[X] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12


                        QUICKTURN DESIGN SYSTEMS, INC.

               (Name of Registrant as Specified In Its Charter)

                         CADENCE DESIGN SYSTEMS, INC.

   (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required.
[_]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
     (1)  Title of each class of securities to which transaction applies:
     (2)  Aggregate number of securities to which transaction applies:
     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
     (4)  Proposed maximum aggregate value of transaction:
     (5)  Total fee paid:

[_]  Fee paid previously with preliminary materials.
[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     (1)  Amount Previously Paid:
     (2)  Form, Schedule or Registration Statement No.:
     (3)  Filing Party:
     (4)  Date Filed:

FOR IMMEDIATE RELEASE

                  CADENCE RAISES PURCHASE PRICE FOR QUICKTURN
                               TO $15 PER SHARE

    Cadence Rejects Auction by Proposed Mentor Nominees to Quickturn Board

  SAN JOSE, Calif. -- January 5, 1999 -- Cadence Design Systems, Inc. (NYSE:CDN) and Quickturn Design Systems, Inc. (NASDAQ:QKTN) today announced that they have amended their merger agreement to increase from $14 to $15 the amount of Cadence stock that Quickturn stockholders will receive for each Quickturn share.

  "We increased our price to end the uncertainty and clarify a confusing situation for Quickturn stockholders," said Jack Harding, president and CEO of Cadence. "This is a firm agreement for 100% of Quickturn's stock. We have absolutely no interest in taking part in an auction conducted by Mentor's nominees to the Quickturn board."

  Further, Cadence cautioned that completion of the merger transaction with Quickturn will be severely imperiled if Quickturn stockholders vote to replace Quickturn's current board of directors with Mentor's nominees at the special meeting of Quickturn stockholders on Friday, January 8, 1999. Mentor has stated that if its nominees are elected, it wants to conduct a due diligence examination of non-public Quickturn information. Any such sharing of non-public information would involve a breach, or require termination, of the Quickturn/Cadence merger agreement.

  Under such circumstances, Mentor may also be in a position to block any pooling of interests transaction, including the proposed merger with Cadence. Obtaining pooling of interests accounting treatment is an expressed condition of the Cadence/Quickturn transaction.

  "There is great risk to our merger if Mentor's nominees are elected," added Harding. "We will not proceed with Quickturn if a pooling of interests is blocked or if Quickturn is forced to share confidential information with Mentor -- its fiercest competitor."

  Keith R. Lobo, president and CEO of Quickturn, said: "We strongly urge Quickturn stockholders to vote against Mentor's effort to remove our board. If Mentor's slate of directors is elected, Quickturn could well lose the opportunity to join Cadence in a transaction that provides our stockholders superior value in the short term and tremendous potential upside in the long term."

  Lobo added, "Mentor is simply trying to gain control of Quickturn through the back door. Mentor has only offered to purchase less than 15 percent of the stock, has made no commitment to purchase the remaining 15.4 million shares outstanding, and has provided insufficient assurances regarding its ability to finance such an additional purchase."

  As previously announced, the boards of Cadence and Quickturn unanimously approved a definitive merger agreement under which Cadence will acquire 100 percent of Quickturn's outstanding common stock in a tax-free, stock-for-stock transaction. As a result of the merger, Quickturn will become a wholly-owned subsidiary of Cadence. Cadence stock will be valued for purposes of the exchange based upon the closing prices for Cadence stock on the NYSE during a five-day trading period ending three days prior to the merger. Cadence said that it expects the transaction to be accretive to earnings in 1999.

  The Quickturn board of directors opposes the Mentor proposals and urges stockholders to (a) vote AGAINST the Mentor proposals by signing, dating, and returning the Quickturn BLUE proxy card, and (b) discard any gold-striped proxy card sent to stockholders by Mentor. Stockholders may direct questions to Morrow & Co., Inc. at (800) 662-5200.

  Attached to this release is a preliminary proxy statement filed pursuant to
Schedule 14(a) of the Securities Exchange Act of 1934 by Cadence Design Systems, Inc. The proxy statement contains additional information on the matters described herein.

ABOUT CADENCE

  Cadence Design Systems, Inc. provides comprehensive services and software for the product development requirements of the world's leading electronics companies. Cadence is the largest supplier of software products, consulting services, and design services used to accelerate and manage the design of semiconductors, computer systems, networking and telecommunications equipment, consumer electronics, and a variety of other electronic-based products. With more than 4,000 employees and 1997 annual sales of $916 million, Cadence has sales offices, design centers, and research facilities around the world. The company is headquartered in San Jose, Calif. and traded on the New York Stock Exchange under the symbol CDN. More information about the company, its products and services may be obtained from the World Wide Web at http://www.cadence.com.

ABOUT QUICKTURN

  Quickturn Design Systems, Inc. is a leading provider of verification hardware and time-to-market engineering (TtMETM) services for the design of complex ICs and electronic systems. The company's products are used worldwide by developers of high-performance computing, multimedia, graphics and communications systems. Quickturn is headquartered in San Jose, Calif. For more information, visit the Quickturn Web site at http://www.quickturn.com or send e-mail to info@quickturn.com.

  This release contains forward-looking statements based on current expectations or beliefs as well as a number of assumptions about future events, and that are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Cadence and Quickturn. The forward-looking statements in this release address a variety of subjects including, for example, the expected date of closing of the acquisition, the transaction being accretive to earnings in 1999, and the potential benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the risk that Quickturn's business will not be successfully integrated with Cadence's business; costs associated with the merger; the inability to obtain the approval of Quickturn's shareholders; matters arising in connection with the parties' efforts to comply with applicable regulatory requirements relating to the transaction; and increased competition and technological changes in the industry in which Cadence and Quickturn compete. For a detailed discussion of these and other cautionary statements, please refer to Cadence's and Quickturn's filings with the Securities and Exchange Commission, including their respective Annual Reports on Form 10-K for the year ended December 31, 1997 and their respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 1998.

  Cadence and the Cadence logo are registered trademarks of Cadence Design Systems, Inc. All other brands or product names are the property of their respective holders.

CONTACTS

For Cadence Design Systems, Inc.
Ray Bingham--(408) 944-7503 (Investors)
Laurie Stanley--(408) 428-5019
or
Robert Mead--Gavin Anderson & Co.- (212) 373-0226

For Quickturn Design Systems, Inc.
Ray Ostby--(408) 914-6000
or
Pauline Yoshihashi--Abernathy MacGregor Frank--(213) 630-6550
Matt Sherman- Abernathy MacGregor Frank--(212) 371-5999

                                                    PRELIMINARY PROXY STATEMENT
                                                        -SUBJECT TO COMPLETION-

PRELIMINARY COPY

                                PROXY STATEMENT
                                      OF
                         CADENCE DESIGN SYSTEMS, INC.
                     IN OPPOSITION TO THE SOLICITATION OF
                        MENTOR GRAPHICS CORPORATION AND
                                   MGZ CORP.

                        SPECIAL MEETING OF STOCKHOLDERS

                                JANUARY 8, 1999

  Cadence Design Systems, Inc. may engage in activities constituting a solicitation under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including discussions with certain holders of outstanding shares of the common stock, $0.001 par value ("Quickturn Common Stock"), of Quickturn Design Systems, Inc. ("Quickturn"), a Delaware corporation, in connection with the Special Meeting of Stockholders of Quickturn, to be held at 8:00 a.m., PST, on January 8, 1999, at the offices of Wilson Sonsini Goodrich & Rosati at 650 Page Mill Road, Palo Alto, California, and at any adjournment, postponement or continuation thereof (the "Special Meeting"). The phone number at that location is (650) 493-9300.

  This Proxy Statement (the "Proxy Statement") will be furnished to holders of Quickturn Common Stock as necessary to comply with the Exchange Act.

  THIS SOLICITATION IS BEING MADE BY CADENCE DESIGN SYSTEMS, INC.

  This Proxy Statement is furnished by Cadence Design Systems, Inc. ("Cadence") in opposition to the solicitation by Mentor Graphics Corporation, an Oregon corporation ("Mentor"), and MGZ Corp., a Delaware corporation and a wholly-owned subsidiary of Mentor ("MGZ"), pursuant to a Proxy Statement of Mentor and MGZ dated September 11, 1998, as amended, to the extent valid, or any subsequent proxy statement of Mentor and/or MGZ (in either case, the "Mentor Proxy Statement"), of proxies to be used at the Special Meeting. This Proxy Statement is first being sent or delivered on January 5, 1999 to certain stockholders of record of Quickturn as of the Record Date (as defined below).

  Quickturn has entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of December 8, 1998, as amended on December 16, 1998 and January 4, 1999, with Cadence and a wholly-owned subsidiary of Cadence. Pursuant to such agreement, it is proposed that Quickturn will merge with a wholly-owned subsidiary of Cadence in a tax-free, stock-for-stock transaction, and the stockholders of Quickturn will receive Cadence common stock with a value of $15.00 per share at the time of closing of the merger. Quickturn has also entered into a Stock Option Agreement dated as of December 8, 1998 with Cadence, pursuant to which Quickturn issued Cadence an option to purchase approximately 19.9% of the outstanding Quickturn Common Stock at $14.00 per share, which option will become exercisable under certain conditions discussed below. These agreements are currently the subject of litigation between Quickturn and Cadence, on the one hand, and Mentor on the other, and between Quickturn and certain of its stockholders. For a further discussion of the Delaware litigation referred to above, the other litigation between Quickturn and Mentor or relating to the unsolicited tender offer by MGZ to purchase Quickturn Common Stock, as revised, or the proposed transaction between Quickturn and Cadence and the litigation relating thereto, see Quickturn's various filings with the Securities and Exchange Commission (the "SEC"), including sections entitled "Certain Legal Proceedings" in Quickturn's Schedules 14D-9 and 14A.

                         GENERAL/REVOCABILITY OF PROXY

  As described in the Quickturn Proxy Statement, any stockholder who has given a gold proxy to Mentor in connection with the Mentor Proxy Statement may revoke it at any time before it is voted by delivering to Quickturn, c/o Morrow & Co., Inc., a duly executed BLUE Proxy Card from Quickturn bearing a date LATER than the proxy delivered to Mentor. Proxies may also be revoked at any time prior to voting by (i) delivering to Quickturn, c/o Morrow & Co., Inc., a written notice, bearing a later date than the proxy, stating that the proxy is revoked (such revocation may be in any form, but must be signed and dated and must clearly express your intention to revoke your previously executed proxy), (ii) signing and delivering prior to the vote at the Special Meeting a proxy with respect to the same shares and bearing a date later than the date of the proxy being revoked, or (iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, constitute a revocation of your proxy). Revocations of proxies and other instruments revoking proxies may be delivered to Quickturn by fax or by mail (using the envelope provided with Quickturn Proxy Statement), to Morrow & Co., Inc., 445 Park Avenue, New York, New York, 10022, Fax: (212) 754-8362.

  Only holders of Quickturn Common Stock of record at the close of business on November 10, 1998 (the "Record Date") are entitled to vote at the Special Meeting. On the Record Date, 18,088,298 shares of Quickturn Common Stock were outstanding. Each share of Quickturn Common Stock is entitled to one vote on the matters to be considered at the Special Meeting.

                                   BACKGROUND

UNSOLICITED TENDER OFFER FOR QUICKTURN

  On August 12, 1998, MGZ initiated an unsolicited tender offer to purchase all outstanding shares of Quickturn Common Stock for $12.125 per share. The tender offer is currently scheduled to remain open to Quickturn stockholders until January 11, 1999.

  On December 28, 1998, Mentor announced that it was reducing the number of shares being sought in its unsolicited tender offer all shares of Quickturn Common Stock to 2,100,000 shares and increasing its offering price for such reduced number of shares to $14.00 cash per share from $12.125 cash per share (the "Reduced Offer"). Mentor stated that the Reduced Offer, if successfully consummated and when combined with Mentor's current holdings, would result in Mentor holding approximately 14.9% of the outstanding shares of Quickturn Common Stock.

  On December 28, 1998, Quickturn's Board of Directors (the "Quickturn Board") met with its financial and legal advisors to consider the Reduced Offer.

  On December 29, 1998, the Quickturn Board met again with its financial and legal advisors to consider the Reduced Offer and, at the conclusion of such meeting, determined that the Reduced Offer is not in the best interests of Quickturn and its stockholders. As described in Quickturn's Schedule 14D-9, Amendment No. 32, filed with the SEC on December 30, 1998, in determining that the Reduced Offer is not in the best interests of Quickturn and its stockholders, and in making its recommendation that Quickturn stockholders reject the Reduced Offer, the Quickturn Board considered the following reasons and factors:

  . The Quickturn Board determined that the Reduced Offer, which is limited to an offer to purchase 2,100,000 shares, purports to be part of a process pursuant to which Mentor proposes to undertake a "proposed second-step merger." As expressed in its announcement of the Reduced Offer, Mentor's proposal for a second-step merger is highly conditional in nature. The Quickturn Board noted that these conditions include, among other things, a legal ruling invalidating certain provisions of the Merger Agreement, the negotiation of a merger agreement between Quickturn and Mentor and completion of due diligence. The Quickturn Board believes that these conditions are highly unlikely to be satisfied.

  . The Quickturn Board noted that Mentor did not state that it has sufficient financing to complete its second-step merger, and the Quickturn Board believes it is not at all certain that Mentor can finance a transaction to acquire all of Quickturn's outstanding stock and fulfill other commitments required under the Merger Agreement. Accordingly, the Quickturn Board determined that there was significant uncertainty concerning whether a second-step merger with Mentor could occur, as well as what the consideration in such a transaction would be.

  . The Quickturn Board determined that the Reduced Offer could interfere with or threaten Quickturn's proposed transaction with Cadence, which the Quickturn Board determined again to be in the best interests of Quickturn stockholders. The Quickturn Board noted that the Reduced Offer purported to be a first step of a multi-step transaction that conflicts with the proposed combination with Cadence.

  . The Quickturn Board noted that Mentor's ownership of 14.9% of the Quickturn Common Stock, as well as its obtaining control of the Quickturn Board, could raise serious concerns about Quickturn's ability to engage in any "pooling-of-interests" transaction, including the proposed combination with Cadence.

  . The Quickturn Board continues to believes that, even assuming Mentor could make a firm offer to acquire all of the Quickturn Common Stock at a price consistent with its conditional proposal, the strategic combination with Cadence provides substantial and superior short- and long-term value for Quickturn, its stockholders, employees and customers. In particular, the Quickturn Board continues to believe that the Cadence transaction offers substantial strategic benefits to Quickturn which far exceed the consideration proposed by Mentor.

  . The Quickturn Board considered potential antitrust issues raised by the Cadence transaction. In this regard, the Quickturn Board continues to believe that the transaction does not raise significant antitrust issues.

  . The Quickturn Board considered the potential harm to Quickturn, as well as Quickturn's employees and customers, if Mentor were to become a 14.9% stockholder of Quickturn. In this regard, given the litigation and competition between Quickturn and Mentor, the Quickturn Board considered the potential negative impact on Quickturn if Mentor were to become a large stockholder of Quickturn.

  The Quickturn Board of Directors unanimously recommended that Quickturn stockholders reject the revised unsolicited proposal by Mentor to acquire a 14.9% stake in Quickturn. The Quickturn Board continues to recommend that stockholders not tender their shares to Mentor, and urges Quickturn stockholders who may have tendered to withdraw their shares.

WHY CADENCE OPPOSES THE MENTOR OFFER AND THE MENTOR PROPOSALS

  As the Quickturn Board has stated, the combination of Quickturn with Cadence will enable Quickturn stockholders to enjoy the benefits of Cadence's proven business strategy, strong balance sheet and excellent track record in acquiring and integrating companies. Cadence feels very strongly about the advantages of combining the complementary product offerings, development efforts and marketing strengths of Cadence with those of Quickturn. Cadence believes the proposed merger is truly a strategic combination in which the whole will be greater than the sum of the parts.

  Despite Quickturn's proposed strategic merger with Cadence, Mentor persists in soliciting your vote to replace the Quickturn Board with its own handpicked slate of director nominees and in making the Reduced Offer. The Quickturn Board has determined that Mentor's Reduced Offer is inadequate and that Mentor's proposal is not in the best interests of Quickturn and its stockholders.

                 CERTAIN INFORMATION ABOUT CADENCE/INTEREST OF
                  CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
                      AND RELATED ADDITIONAL INFORMATION

  Cadence is a corporation organized under the laws of the State of Delaware. Its business address is 2655 Seely Avenue, San Jose, California 95134. The principal business of Cadence is the development, manufacture and sale of electronic design automation software technology and provision of professional services in connection therewith.

  On December 8, 1998, Quickturn, Cadence and CDSI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Cadence ("Acquisition"), entered into the Merger Agreement, pursuant to which (upon satisfaction or waiver of certain conditions) Acquisition will be merged with and into Quickturn (the "Merger") and Quickturn will become the surviving corporation and a wholly-owned subsidiary of Cadence. Each of the shares of Quickturn Common Stock (excluding any in treasury or held by Cadence or any of its subsidiaries) issued and outstanding (together with the associated preferred share purchase rights issued under Quickturn's Preferred Shares Rights Agreement, dated as of January 10, 1996, between Quickturn and BankBoston, N.A., as rights agent, as amended) will be converted into shares of common stock of Cadence (with the appropriate number of Cadence's preferred stock purchase rights as provided in Cadence's Rights Agreement, dated as of February 9, 1996, between Cadence and Harris Trust and Savings Bank, as rights agent, whether or not such rights shall still be attached to such shares). On January 4, 1999, the Merger Agreement was amended to reflect an increase in the value of the shares of common stock of Cadence to be received by holders of Quickturn Common Stock to $15.00 per share. Quickturn and Cadence also entered into a Stock Option Agreement granting Cadence an option (the "Option") to purchase up to 19.99% of the outstanding Quickturn Common Stock. As a result, Cadence is the beneficial owner of 3,619,100 shares of Quickturn Common Stock, or 19.99% of the shares outstanding, based upon 18,095,580 shares of Quickturn Common Stock outstanding as of November 30, 1998 (as represented by Quickturn in the Merger Agreement) and assuming exercise of the Option.

  The Option is exercisable only upon the occurrence of certain events, including, without limitation: (1) a recommendation by Quickturn's Board of Directors to its stockholders of a Superior Proposal (as defined in the Merger Agreement), (2) the withdrawal by Quickturn's Board of Directors of its approval of the Merger, (3) the failure of Quickturn to use all reasonable efforts to convene a stockholders' meeting to vote on the Merger, (4) in certain circumstances, the failure to obtain stockholder approval after a duly convened meeting, or (5) following termination of the Merger Agreement for certain specified reasons, an agreement between Quickturn and a third party relating to certain business combinations with a third party or a third party's acquisition of certain assets of Quickturn. In addition, under certain circumstances, including any person's acquisition of thirty percent (30%) or more of the outstanding Quickturn Common Stock or a written definitive agreement between Quickturn and a third party for certain business combinations prior to the expiration date of the Option, Cadence may require Quickturn to cancel the option and pay a cancellation amount. In some instances, Quickturn may require Cadence to sell to Quickturn any shares of Quickturn Common Stock received by Cadence upon exercise of the Option. Cadence is limited in the total payments it may receive in connection with its exercise of the Option to $14.075 million, minus any amounts it receives (other than for expense reimbursements) upon termination of the Merger Agreement. Cadence does not know of any event that has occurred as of the date hereof that would allow Cadence to exercise its Option.

  The Option Agreement will expire upon the earlier of (i) the Effective Time of the Merger (as defined in the Merger Agreement) and (ii) the twelve (12) month anniversary of the termination of the Merger Agreement in accordance with the terms thereof.

  In the past, Cadence has been a customer of Quickturn in the ordinary course and has entered into arms-length purchase agreements with Quickturn for products and services. Cadence does not believe such agreements, individually or in the aggregate, to constitute material agreements of Cadence.

  Except as described herein, neither Cadence, nor to Cadence's knowledge, any of its associates, (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of

Quickturn's last fiscal year or in any currently proposed transaction, to which Quickturn or any of its subsidiaries is a party where the amount involved was in excess of $60,000, (ii) is the beneficial or record owner of any securities of Quickturn or any parent or subsidiary thereof, (iii) is the record owner of any securities of Quickturn of which it may not be deemed to be the beneficial owner, (iv) has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Quickturn or (v) has any agreement or understanding with respect to future employment by Quickturn or any arrangement or understanding with respect to any future transactions to which Quickturn will or may be a party.

  In connection with the execution of the Merger Agreement, Cadence entered into employment agreements with Quickturn's President, Keith R. Lobo, and certain other Quickturn employees (the "Employees"). Each employment agreement commences at the consummation of the Merger for a term of eighteen months (the "Employment Period"). During the Employment Period, Mr. Lobo and each of the other Employees will serve the surviving corporation in a capacity functionally equivalent to his current position with Quickturn and will be entitled to an annual base salary and bonus (based on a percentage of base salary) specified in the employment agreement. In addition to his cash compensation, each Employee will be entitled to receive certain options to purchase shares of Cadence Common Stock pursuant to his employment agreement.

  The employment agreements further provide that, upon termination of the Employee's employment with the Surviving Corporation at any time before the one year anniversary of the consummation of the Merger, the Employee's compensation will be determined solely in accordance with the applicable Quickturn retention plan. Between such one year anniversary and the date that is 18 months following the consummation of the Merger, termination of any Employee without cause (as defined in the employment agreements), or voluntary termination by the Employee as a result of a reduction in base pay, reduction in title or a material change in such Employee's job responsibilities, or because of his relocation to more than 35 miles from his work location immediately prior to the Merger, entitles such Employee to a cash payment equal to the Employee's base salary for the remainder of the Employment Period. Upon termination at any time during the Employment Period, the Cadence stock options granted to the terminated Employee during the Employment Period will cease to vest and all other employee medical, dental and other benefits will terminate, except as otherwise required under the applicable Quickturn retention plan.

  Each Employee has also agreed not to compete with the surviving corporation before the later of (i) the eighteen month anniversary of the consummation of the Merger and (ii) such Employee's termination of employment with the surviving corporation. In addition, until one year after termination of his employment, the Employee may solicit neither Cadence's nor the surviving corporation's employees nor their clients or customers, nor may such Employee:
(x) use any Cadence or Quickturn trade secret or proprietary information, (y) interfere or attempt to interfere with the surviving corporation's or Cadence's relationship with its customers or clients, or (z) solicit the business of any client or customer of Cadence or the surviving corporation.

  Cadence has filed a registration statement on Form S-4 and related exhibits with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This registration statement on From S-4 also includes a proxy statement of Quickturn regarding a special meeting of the Quickturn stockholders to approve the Merger with Cadence. The registration statement contains additional information about Cadence and the Merger. The registration statement and its exhibits may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies may be obtained from the SEC at prescribed rates. In addition, Cadence files annual, quarterly and special reports, proxy statements and other information with the SEC. Any document Cadence files with the SEC may be read and copied at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 (1-800-732-0330) for further information on the public reference rooms. Copies of these materials may also be obtained from the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). Reports and other information filed with the SEC by Cadence may be copied at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                                 VOTE REQUIRED

  As described in the Quickturn Proxy Statement, each stockholder is entitled to one vote for each share of Quickturn Common Stock held. Stockholders do not have the right to cumulate votes in the election of directors. In connection with the Removal Proposal (as defined in the Quickturn Proxy Statement), pursuant to Section 141(k) of the Delaware General Corporation Law (the "DGCL") and Section 3.16 of the Quickturn Bylaws, the removal of directors requires the affirmative vote of a majority of all shares of Quickturn Common Stock outstanding and entitled to vote on the election of directors. Accordingly, abstentions and broker non-votes will have the same effect as votes cast against the Removal Proposal. In connection with the Election Proposal (as defined in the Quickturn Proxy Statement), pursuant to Section 216 of the DGCL, directors will be elected by a plurality of the votes cast by stockholders at the Special Meeting. Since votes are cast in favor of or withheld from each nominee, abstentions and broker non-votes will have no effect on the outcome of the Election Proposal. The Bylaw Amendment Proposal and the Bylaw Repeal Proposal (each as defined in the Quickturn Proxy Statement and collectively, the "Bylaw Proposals") each require the affirmative vote of a majority of the shares of Quickturn Common Stock present in person or represented by proxy and entitled to vote at the Special Meeting. Accordingly, assuming a quorum is present at the Special Meeting, abstentions have the same effect as votes cast against the Bylaw Proposals, while broker non-votes are not included in the total number of votes cast on a Bylaw Proposal and therefore will not be counted for determining whether the Bylaw Proposal has been approved.

                              SECURITY OWNERSHIP

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth as of September 1, 1998 (unless otherwise indicated), to the knowledge of Cadence and based on a review of publicly available information, (i) each person or entity who is known by Cadence to own beneficially more than 5% of the outstanding shares of Quickturn Common Stock; (ii) each of Quickturn's current directors; (iii) each of the named Executive Officers (as defined in Item 402(a)(3) of Regulation S-K of the Exchange Act); and (iv) all directors and executive officers of Quickturn as a group.

                                                                   PERCENTAGE
                                              SHARES BENEFICIALLY BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED (1)         OWNED
------------------------------------          ------------------- ------------
PRINCIPAL STOCKHOLDERS
Kopp Investment Advisors, Inc.(2)
 7701 France Avenue South, Suite 500
 Edina, MN 55435.............................      2,597,975          14.4%
State of Wisconsin Investment Board(2)
 P.O. Box 7842
 Madison, WI 53707...........................      2,101,500          11.6%
DIRECTORS
Glen M. Antle(3).............................        325,782           1.8%
Keith R. Lobo(4).............................        438,750           2.4%
Richard C. Alberding(5)......................         17,500             *
Michael R. D'Amour(6)........................         40,970             *
Dr. Yen-Son (Paul) Huang(7)..................        354,550           2.0%
Dr. David K. Lam(5)..........................         10,417             *
William A. Hasler(8).........................          3,667             *
Charles D. Kissner(5)........................          1,667             *
NAMED EXECUTIVE OFFICERS (9)
Jeffrey K. Jordan(10)........................          1,134             *
Raymond K. Ostby(11).........................        102,767             *
Dugald H. Stewart(12)........................          7,390             *
Tung-sun Tung(13)............................         34,655             *
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
 GROUP
(16 persons) (14)............................      1,792,816           9.5%

--------
  *  Less than 1%.
 (1) The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within sixty days of September 1, 1998 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, to Cadence's knowledge, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.
 (2) This information was obtained from filings made by such stockholder with the SEC pursuant to Sections 13(d) or 13(g) of the Exchange Act.
 (3) Includes 257,270 shares held by The Antle Family Trust, as to which Mr. Antle shares voting and dispositive power, and 68,512 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
 (4) Includes options to purchase 433,750 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.

 (5) All such shares are subject to options exercisable within sixty days of September 1, 1998.
 (6) Includes 31,388 shares held by The D'Amour Family Trust, as to which Mr. D'Amour shares voting and dispositive power, and 4,583 shares of Quickturn Common Stock subject to options exercisable within sixty days of September 1, 1998.
 (7) Includes 37,548 shares held by The Huang Living Trust, as to which Mr. Huang shares voting and dispositive power, and 31,250 shares of Quickturn Common Stock subject to options exercisable within sixty days of September 1, 1998.
 (8) Includes options to purchase 1,667 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
 (9) Keith R. Lobo is also President and Chief Executive Officer of Quickturn and is listed above under the heading "Directors."
(10) Includes options to purchase 333 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
(11) Includes options to purchase 94,667 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
(12) Includes options to purchase 7,000 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
(13) Includes options to purchase 20,568 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.
(14) Includes options to purchase 747,164 shares of Quickturn Common Stock exercisable within sixty days of September 1, 1998.

SECURITY OWNERSHIP BY CADENCE

  See "Certain Information About Cadence" for information regarding Cadence's beneficial ownership of Quickturn Common Stock.

  There have been no purchases and sales of Quickturn Common Stock by Cadence within the last two years.

                     SOLICITATION EXPENSES AND PROCEDURES

  Cadence intends to communicate with Quickturn Stockholders by mail, telephone, facsimile and other electronic means utilizing its officers, employees and agents. No such persons shall receive compensation for making such communications. Cadence expects that this Proxy Statement will be mailed on January 5, 1999 to Quickturn Stockholders of record as of the Record Date by Morrow & Co., Inc. (which has been retained by Quickturn to assist Quickturn in connection with its solicitations relating to the meeting) as part of a distribution by Quickturn to such stockholders. Neither Morrow & Co., Inc. nor Quickturn is receiving any payment from Cadence for such distribution.

  Cadence anticipates that a total of less than $50,000 will be spent in communicating with Quickturn Stockholders. To date, Cadence has incurred no expenses in communicating with Quickturn Stockholders. Actual expenditures may vary materially from the estimate, however, as many of the expenditures cannot be readily predicted. Except as noted in the preceding paragraph, the entire expense of preparing, assembling, printing and mailing this Proxy Statement and any other related materials and the cost of communicating with Quickturn Stockholders will be borne by Cadence. Cadence does not intend to request reimbursement from Quickturn for these expenses.

                        QUICKTURN STOCKHOLDER PROPOSALS

  Quickturn will hold a 1999 Annual Meeting of Stockholders only if the Merger is not consummated before the time of such meeting. In the event that such a meeting is held, any proposals of Quickturn Stockholders intended to be presented at the 1999 Annual Meeting must be received by the secretary of
Quickturn no later than           , 1999 in order to be considered for
inclusion in the Quickturn proxy materials relating to such meeting. Any proposal from a Quickturn Stockholder that is submitted outside the processes of Rule 14a-8 under the Exchange Act and that therefore will not be included in proxy materials to be sent to Quickturn Stockholders by Quickturn, must be received by the secretary of Quickturn not later than 90 days prior nor earlier than 120 days prior to the date of such meeting (unless less than 100 days' notice or prior public disclosure of the date of such meeting is given or made to Quickturn Stockholders, in which case a stockholder proposal must be received no later than the close of business on the 10th day following the date on which Quickturn's notice was mailed or public disclosure was made with respect to such meeting) in order to be considered timely received under Quickturn's By-Laws.